Room 4561

June 16, 2009

Arun Chandra
Chief Executive Officer
SumTotal Systems, Inc.
1808 North Shoreline Boulevard
Mountain View, CA 94043

>   **Re: SumTotal Systems, Inc.**
>   **Revised Preliminary Proxy Statement**
>   **Filed May 29, 2009**
>   **File No. 000-50640**

Dear Mr. Chandra:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile (650) 493-6811
Bradley L. Finkelstein, Esq.
Wilson Sonsini Goodrich & Rosati